Digital Brands Group

Revolutionizing the holding company model. Portfolio of high-growth 'digital first' apparel brands.



DIGITALBRANDSGROUP.CO
LOS ANGELES CA

Technology | Retail | Sustainability | Fashion | Ecommerce

Why you may want to support us...

1 💰 $33.5M revenue in 2019 and 1.2MM customers from the 4 brands we currently own (not this entity).

2 💃 Celebrities who've worn our brands: Ellen Degeneres, Mila Kunis, Jennifer Lopez, Hailee Steinfeld, Cara DeLevigne, Kendall Jenner & more.

3 📈 4 more acquisitions in progress.

4 💸 $15M+ raised to date from 7,500+ investors.

5 📊 We are hoping to file our S-1 with the SEC in Q4 2020 (not guaranteed).

Why investors ❤️ us

WE'VE RAISED $17,042,329 SINCE OUR FOUNDING



I chose DBG because I truly believe in the portfolio and concept and feel they are perfectly positioned to take advantage of the monumental shifts we are witnessing in both the industry and the uber savvy consumer, who is ready to



ditch the fast fashion for high-quality clothing at a reasonable price.

A highly anticipated IPO paired with an exceptionally talented and experienced management team is a winning recipe and gives me confidence in what's to come.

In addition to being a great investment, im looking forward to having the ability to leverage my investor discount with brands that I am already engaging with! For me this was a no brainer.

Megan Mc Elwee Garrett Owner, Manifest it Marketing

`LEAD INVESTOR` `INVESTING $1,000 THIS ROUND`



I love fashion, I think I have an eye for the newest and hottest trend. Wanna see if Im right. ⌄

Trinichia Jordan ☆

Hello, I am a Small Business Owner that I



I like your brand and I want to increase my portfolio. ⌄

Jean Jadotte ☆

I am a 52 year old US citizen. I am family oriented. I also like to help others. I would like to invest in star ups.

`SEE MORE`

Our team
AND OUR MAJOR ACCOMPLISHMENTS



John H Davis
CEO
Previously created and built J.Hilburn from zero to $55M in 6 years. J.Hilburn is the largest custom men's clothier in the world.
(in)



Laura Dowling
CMO
Previously the Divisional VP of Marketing & PR, North America at Coach. Director positions at Harry Winston and Ralph Lauren.
(in)



Reid Yeoman
CFO
Previously CFO of Hurley, a Nike brand. Before that was a Finance Director at Nike for Strategic Investments and Global Business Planning
(in)

In the news



 REFINERY29

Downloads

📄 DBG Overview 11.1.20 abridged.pdf

💰 Invest in a portfolio of brands — $33.5M in revenue and growing.

Digital Brands Group is a holding company that curates and accelerates a collection of talented, luxury-lifestyle, digital-first brands. We just acquired Bailey 44 and Harper &

Jones. And we're just getting started.


HOW WE WIN
Revolutionizing the Holding Company Model
Case study: Cross-Merchandising Our Portfolio Brands Drives Results
DSTLD separates merchandised with Bailey 44 product on bailey44.com increased sales of the Bailey's collection
Jane Jacket
400% increase in units sold
Merchandised with a DSTLD denim skirt
Claudine Pant
71% increase in units sold
Merchandised with DSTLD leather hoodie


HOW WE WIN
Revolutionizing the Holding Company Model
Case study: Cross Merchandising Increases Portfolio Results & Significantly Decreases CAC Costs
DSTLD products featured for sale on bailey44.com increased DSTLD sales and there was no CAC to acquire the customer
DSTLD Denim Skirt
500% increase in units sold
DSTLD Leather Hoodie
600% increase in units sold

📈 Our CEO built the largest custom men's clothier in the world — from zero to $55M in revenue... in 6 years.

Our management team is world-class — having previously worked at Qualcomm, Coach, Ralph Lauren, and more. We have also worked together at DSTLD, one of the brands we currently own.


Driven by Wall Street
Reid Yeoman
Laura Dowling
Jon Patrick



Hil Davis
CEO
DSTLD
CFO
Hurley
Qualcomm
CMO
DSTLD
COACH
NEW YORK
RALPH LAUREN
DESIGN DIRECTOR
DSTLD
RALPH LAUREN

Celebrities have worn our clothes.

At DSTLD, we've reached more than 86,400 customers (including celebrities!), because we have the expertise, marketing talent, and connections. Now, we want to leverage this with all of the brands in our portfolio.



Charlize Theron
Ellen Degeneres
Ben Barnes
Mila Kunis
Jennifer Lopez
Bella Hadid
Gavin Leatherwood
Hailee Steinfeld
Cara DeLevigne
Emily Ratajkowski
Carrie Underwood
Kendall Jenner

Please note that they do not endorse nor recommend this investment.

The PROBLEM we're solving (with individual D2C brands)

It's true that traditional retail stores (i.e. Barneys, Macy's, J.C. Penny) are dying in a world where e-commerce is thriving. Direct-to-consumer brands (i.e. Away, Warby Parker, Everlane) are taking over. *Yet*, many D2C brands also die due to high costs.

According to IBM U.S. Retail Index, the COVID pandemic has accelerated the shift away from physical stores to digital shopping by roughly five years. Department stores, as a result, are seeing significant declines. In the first quarter of 2020, department store sales and those from other "non-essential" retailers declined by 25%. This grew to a 75% decline in the second quarter. The report indicates that department stores are expected to decline by over 60% for the full year. Meanwhile, e-commerce is projected to grow by nearly 20% in 2020.

According to the Q2 2020 report from the U.S. Census Bureau, U.S. retail e-commerce reached $211.5 billion, up 31.8% from the first quarter, and 44.5% year-over-year. E-commerce also accounted for 16.1% of total retail sales in Q2, up from 11.8% in the first quarter of 2020. We believe the growth in e-commerce due to the COVID pandemic has set a high bar for what is now considered baseline growth.

According to global market-research firm Coresight Research, retailers are likely to decide to close as many as 25,000 U.S. stores in 2020. From January through mid-August, retailers had announced they would close a total of more than 10,000 stores in the U.S. That has already topped last year's record 9,302 store closures. In 2019, retailers in the United States announced 9,302 store closings, a 59% jump from 2018, which at that time was the highest number since 2012, when Coresight Research started to track the data.

📈 The HUGE opportunity of grouping these D2C brands

We bring together like-minded direct-to-consumer names under one portfolio to increase revenues, decrease operational costs, and establish brand longevity. Our vision is to build a portfolio of 50+ brands each with the potential to generate $50M-$100M in annual revenue *(though please note that this is not guaranteed).*

🏬 Our strategy is NO different than that of major, multinational holding companies

We're talking about the strategy that companies that have been doing for decades with traditional, wholesale, luxury brands. These companies include LVMH (that owns Moet & Chandon, Hennessy, Louis Vuitton, etc), VF Corporation (that owns JanSport, Timberland, North Face, etc), and Tapestry (that owns Coach, Kate Spade, and Stuart Weitzman).

How we're different? Our brands are 'digital-first', instead of 'wholesale-first'. Why? Because e-commerce is where consumers are going. Digital-first brands win because they own the customer relationship and make the customer journey more personalized.



HOW WE WIN
Revolutionizing the Holding Company Model by Owning Multiple Brands
Driving significant revenue growth over a lower shared cost base, creating margin expansion, resulting in exponential cash flow.
1
PORTFOLIO OF BRANDS
=
CLOSET SHARE
2
CUSTOMER DATA
=
CUSTOMIZED CONTENT
3
OWNING THE MARGIN STACK
=
CASH FLOW CONTROL
4
COST SYNERGIES
=
MARGIN EXPANSION

📊 We hope to go public this year.

We are using the funds raised on Wefunder to pay for working capital and to place product orders for our Spring 2021 purchase orders from department stores and boutiques for both Bailey's and DSTLD. We will file our S-1 by 11/20 and plan to IPO in March 2021 order to raise more capital to grow Digital Brands Group.

ACQUISITIONS
Timing


IPO TIMELINE
NOVEMBER 2020
File Confidential S-1
DECEMBER 2020
File Public S-1
FEBRUARY 2021
Approved by SEC and NYSE
MARCH 2021
List on the NYSE
POST IPO TIMELINE
MARCH 2021
Acquire Brand 1
APRIL 2021
Acquire Brand 2
JUNE 2021
Acquire Brand 3
JULY 2021
Acquire Brand 4

💫 Join us! Invest in a portfolio of brands

The most successful apparel companies are portfolio companies. All we're doing is modernizing the portfolio approach. We know that we have the right platform to scale.


INVEST TODAY

Investor Q&A

– COLLAPSE ALL

What does your company do?

Digital Brands Group is a holding company of direct-to-consumer brands. Our current portfolio includes four brands: DSTLD, ACE Studios, Bailey 44, and Harper & Jones. We are currently acquiring four more brands: Jack Georges and three more we cannot disclose at the moment.

Where will your company be in 5 years? ⌄

In 5 years, we hope to own 20 to 30 digital-first lifestyle brands, each generating $50M-$100M in annual revenue. We plan to cross merchandise our brands to show complete outfits using different bands. We refer to this as owning "closet share" by utilizing our customer data across all our brands. These projections cannot be guaranteed.

Why did you choose this idea? ⌄

We believe that consumers wear multiple brands from head to toe, not a single brand. We believe this benefits our model and will result in higher revenues, margins and loyalty. Our flywheel gets stronger and faster as we add more brands and can show more personalized looks to our customers based on their style and brand preferences.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago? ⌄

The apparel world has changed drastically over the last three years as digital first brands can no longer raise capital from VCs and wholesale brands are experiencing declining orders from department and specialty stores. This has created pressure for brands to sell and consolidate to eliminate expenses and cross market brands to drive higher revenues per customer. This was not possible three years ago, and we expect the decline and pressure to increase each year going forward.

How far along are you? What's your biggest obstacle? ⌄

We are well on our way with two brands acquired and four more brands in process for acquisition. We have also experienced a significant increase in inbound requests from other brands that would like to sell to us. Our biggest obstacle is to list on a public exchange, which we are currently working toward. We are filing our S-1 by November 20th and plan to list on the NYSE or NASDAQ by March 2021.

Who competes with you? What do you understand that they don't? ⌄

Every department, specialty and digital first brand competes with us, as we all compete for the customer's wallet share. We believe that Nordstrom brands and digital first are our biggest competitors. We believe we can differentiate ourselves by consolidating brands under one portfolio, which allows us to reduce operating costs significantly and also cross market brands to our customers using their data and style preferences. This allows us to create more revenue per customer with lower fixed cost per customer, which drives cash flow and reinvestment back into the brands and customer growth.

How will you make money? ⌄

We will be EBITDA+ with our upcoming acquisitions. We will also cut operating expenses through shared services. An example of this, is we cut $7,000,000 in expenses in the first four months with the Bailey's acquisition.

We hired a new designer, who was the top designer at a $1B fashion brand and her collections are being well received by the marketplace.

We will drive revenue over our fixed costs by cross marketing brands and showing outfits using multiple brands. The higher revenue AOV and revenue per customer will allow us to leverage our fixed costs.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed? ⌄

The biggest risk is that we are not able to successfully cross market our brands, which will result in us acting like a traditional portfolio company like VFC or PVH.
Another risk is we are unable to successfully acquire brands, which limits our potential revenue opportunity.
In order for us to succeed, we need to acquire brands and continue to increase their

customer growth and revenue.

By running EBITDA+, we are able to manage this process with higher success and lower risk, which means we need to stay focused on staying EBITDA+.

What does 'digital-first' mean? ⌄

'Digital-first' brands are brands that started as e-commerce brands, which allows the brands to eliminate the wholesale mark-up and sell direct to the customer. It also allows the brand to market direct to the customer vs using department and specialty stores.